CARYRX, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

November 6, 2018



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CaryRX, Inc.
Washington, DC

We have reviewed the accompanying financial statements of CaryRX, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CARYRX, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 15,950	$ (628)
Inventory	54,273	-
TOTAL CURRENT ASSETS	70,223	(628)
NON-CURRENT ASSETS		
Fixed Assets, Net	9,779	13,466
Web Development, Net	73,773	51,746
Security Deposits	2,300	2,300
TOTAL NON-CURRENT ASSETS	85,852	67,512
TOTAL ASSETS	156,075	66,884

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	119,224	11,068
TOTAL CURRENT LIABILITIES	119,224	11,068
NON-CURRENT LIABILITIES		
Notes Payable	61,408	-
Related Party Loan	99,967	45,676
TOTAL LIABILITIES	280,599	56,745
SHAREHOLDERS' EQUITY		
SAFE Notes	78,000	72,000
Common Stock (10,000,000 shares authorized; 902,000 Issued & Outstanding ; $.01 par value)	9,020	3,208
Retained Earnings (Deficit)	(211,544)	(65,068)
TOTAL SHAREHOLDERS' EQUITY	(124,524)	10,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 156,075	$ 66,884

Reviewed- See accompanying notes.

CARYRX, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Operating Income		
Sales, Net	$ 58,646	$ -
Cost of Goods Sold	57,209	-
Gross Profit	1,438	-
Operating Expense		
General & Administrative	$ 72,170	$ 27,886
Rent	25,500	14,237
Amortization Expense	19,804	5,442
Advertising	11,395	797
Depreciation Expense	4,048	2,353
Legal & Professional	498	1,345
	133,415	52,060
Net Income from Operations	(131,978)	(52,060)
Other Income (Expense)		
Interest Expense	5,023	974
Taxes & Licenses	475	175
Net Income	$ (137,476)	$ (53,209)

CARYRX, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (137,476)	$ (53,209)
Change in Accounts Receivable	(0)	-
Change in Inventory	(54,273)	-
Change in Accounts Payable	15,770	(1,681)
Change in M&T Line of Credit	92,385	-
Change in Notes Payable	61,408	-
Change in Accumulated Depreciation	4,048	2,353
Change in Accumulated Amortization	19,804	5,442
Net Cash Flows From Operating Activities	1,667	(47,095)
Cash Flows From Investing Activities		
Change in Web Development	(41,831)	(57,188)
Change in Fixed Assets	(361)	(15,819)
Change in Security Deposits	-	(2,300)
Net Cash Flows From Investing Activities	(42,192)	(75,307)
Cash Flows From Financing Activities		
Change in Related Party Loan	54,291	45,676
Change in Common Stock	(3,188)	3,208
Change in Safe note	6,000	72,000
Change in Retained Earnings	-	890
Net Cash Flows From Investing Activities	57,103	121,774
Cash at Beginning of Period	(628)	-
Net Increase (Decrease) In Cash	16,577	(628)
Cash at End of Period	$ 15,949	$ (628)

CARYRX, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Beginning Equity	$ 10,140	$ 3,188
Issuance of Common Stock	9,020	20
Issuance of SAFE notes	78,000	72,000
Retained Earning	(74,068)	(11,859)
Net Income	(147,616)	(53,209)
Ending Equity	$ (124,524)	$ 10,140

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

CaryRX, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company is a Retail full service Pharmacy that is vertically integrated and delivers prescriptions on-demand without any extra delivery charge.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017 2016.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through an equity crowdfund offering during 2018. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through November 06, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double declining balance method over management's estimate of each asset's useful life.

Intangible Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Amortization is calculated on a straight-line method over management's estimate of each asset's useful life.

Rent

The Company occupies office space under a non-cancellable operating lease. The lease expires in August 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018- $28,014
2019- $28,434
2020- $28,860

Advertising

The Company records advertising expenses in the year incurred.

Inventory

Inventory is valued at lower of cost or market value on a last in first out (LIFO) basis. Management 's experience suggests that losses due to obsolescence or spoliation are likely to be infrequent. Thus, no amount has been recorded in the financial statements to account for worthless inventory.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from



an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's

uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021 respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, and 2017 remain subject to review by that State until 2020, and 2021, respectively.

NOTE D- DEBT

In 2017, the company issued a promissory note to McKesson Corporation for $61,408 payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The notes are interest free and is payable in six consecutive instalments commencing from February 25, 2018 of each month. The Note is fully paid as of date as confirmed by the management.

NOTE E- RELATED PARTY DEBT

In 2016 and 2017, the Company issued a series of notes payable in exchange for cash for the purpose of funding continuing operations ("the Related Party"). The Related Party Loan is non-interest bearing and is payable at a future date to be determined by management.

NOTE F- SAFE AGREEMENTS

In 2017, the Company issued Simple Agreements for Future Equity (SAFE Notes or SAFES) in exchange for cash for the purpose of funding continuing operations. The Company classifies SAFEs as a form of equity. The SAFEs are non-interest bearing and have no fixed repayment schedule. They are convertible to equity at a discount under certain pre-defined conditions. In the event of liquidation, holders of SAFEs would have priority over common shareholders in the distribution of the Company's assets, but would be subordinate to the Company's lenders.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 6, 2018, the date that the financial statements were available to be issued.